Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy Arkansas Files Spin-off, Merger Request with State Regulators

Entergy Arkansas and ITC Holdings Corp. filed a joint application today with the Arkansas Public Service Commission to create an industry-leading electric transmission business serving Arkansas.

Under the proposal, ITC would serve wholesale customers including Entergy Arkansas and other entities using Entergy’s transmission lines such as the Arkansas Electric Cooperative Corporation and the municipal electric authorities of the cities of Jonesboro, Conway, West Memphis and Osceola, as well as independent power producers. Meanwhile, Entergy’s operating companies will continue to own and operate their respective distribution and generation businesses and will provide customer service, billing, outage reporting and restoration services to homes and businesses in the region.

“This initiative lays the groundwork for the 21st century electric grid serving Arkansas and the region,” Hugh McDonald, president and chief executive officer of Entergy Arkansas. “It results in two companies that are stronger in many ways – operationally, financially and strategically – and that are best positioned to meet the growing demands placed on the electric industry.”

The proposal represents a long-term, strategic view of the electricity business held by Entergy’s leadership and board. It is also consistent with the Arkansas Public Service Commission’s clearly stated desire for Entergy Arkansas to operate as independently as possible from the other Entergy operating companies. The proposed spin-off and merger completely separates transmission planning and operations to fully realize the commission’s objective of “operating independently” regarding transmission.

As a system initiative, the spin-off and merger transaction must be reviewed and approved by all of Entergy’s local and federal regulators, as well as ITC shareholders. To date, the transaction has been filed with the Louisiana Public Service Commission, the New Orleans City Council and the Federal Energy Regulatory Commission. Remaining filings will be completed this year in Mississippi, Missouri* and Texas. Assuming all regulatory approvals and other closing conditions are met, transaction would close in 2013.

The electricity industry – including Entergy’s operating companies – faces growing challenges to keep pace with the capital investment requirements necessary to maintain and upgrade infrastructure, meet environmental regulations and serve an energy-intensive economy. In the industry as a whole, these investments are projected to total $1.5 trillion to $2.0 trillion between 2012 and 2030. As the nation’s only independent, transmission-only utility, ITC can successfully finance significant transmission system improvements while delivering excellence and operational expertise to the region.

Employees can learn more about the transaction on the transmission merger intranet page.

*	Approval also required in Missouri due to limited assets there.

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Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (“Transco”) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

On September 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on March 23, 2012. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on April 12, 2012.

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